

August 20, 2014

Via E-mail
Mr. Richard R. Wheeler
Chief Financial Officer
Clean Energy Fuels Corp.
4675 MacArthur Court
Suite 800
Newport Beach, CA 92660

>   **Re: Clean Energy Fuels Corp.**
>   **Form 10-K for the Year Ended December 31, 2013**
>   **Filed February 27, 2014**
>   **File No. 1-33480**

Dear Mr. Wheeler:

We have reviewed your response dated August 5, 2014 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Results of Operations, page 54

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 42

1. We have reviewed your response to comment 3 in our letter dated July 8, 2014, noting that you excluded a period-to-period comparative description of income tax (expense) benefit for the periods presented since you determined it "was not necessary to understand the Company's results of operations for the periods presented as a whole." We note, however, that your result of operations discussion includes line items with less material amounts than your income tax (expense) benefit, including other income (expense), income (loss) from equity method investments, and income of your noncontrolling interest. We also note the significant changes in your valuation allowance disclosed in Note 12. Accordingly, please include a sufficiently detailed discussion and

analysis of changes in your income tax (expense) benefit for the periods presented or provide us with further substantiation why you continue to believe no disclosure is necessary.

Financial Statements and Supplementary Data, page 66

Notes to Consolidated Financial Statements, page 74

(1) Summary of Significant Accounting Policies, page 74

Revenue Recognition, page 78

2. We have reviewed your response to comment 4 in our letter dated July 8, 2014. We note that you record an other current asset and revenue upon generation of LCFS and RIN credits. We further note that you generally sell these credits within a year after they are generated. Please address the following:

    *   Please tell us whether you utilize any of the LCFS and RIN credits you generate or whether they are all sold.

    *   Please tell us when you generally enter into an agreement to sell your LCFS and RIN credits. In doing so, tell us whether they are sold in advance of generation, at generation, upon receipt of the credits or held and sold in the open market within one year.

    *   Please tell us how you value the LCFS and RIN credits when recorded and how that value is determined. Please tell us how the amount recorded at generation differs from the amount you receive upon sale.

    *   Please tell us why you believe it is appropriate to record revenue at the time of generation as opposed to when delivered to buyers or upon a commitment to sell. Refer to paragraph 83 of Statement of Financial Accounting Concepts No. 5.

Net Loss Per Share, page 80

3. We have reviewed your response to comment 6 in our letter dated July 8, 2014. We note that you included the GE warrants in your earnings per share calculations because you intend to draw all amounts committed under the GE Credit Agreement. Please be advised that your intention to draw the amounts under the agreement does not appear to result in "no circumstance under which those shares would not be issued" since events could potentially occur where you would not or could not draw down on the GE Credit Agreement. Since it appears you have not satisfied the necessary conditions for the shares to be issued, we are unclear why inclusion of these shares is appropriate in your earnings per share calculation. Please advise.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding our comments. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief